Exhibit J-1

                               Emera Incorporated
      Dividend Reinvestment and Share Purchase Plan, Employee Common Share
                            Purchase Plan, Incentive
               Compensation Plans and other Employee Benefit Plans


Emera Incorporated ("Emera") proposes, from time to time through June 31, 2004, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and SEC interpretations then in effect up to five million shares of Emera common stock under Emera's Dividend Reinvestment and Share Purchase Plan, Common Share Purchase Plan, Executive Stock Option Plan and certain other employee benefit plans described below or that may be adopted in the future. The issuance of common shares or proposed common share compensation arrangements will not exceed ten percent of Emera's outstanding common shares as currently required under the rules of The Toronto Stock Exchange.

1. Common Shareholders Dividend Reinvestment and Share Purchase Plan

     Emera maintains a Common Shareholders Dividend Reinvestment and Share Purchase Plan (the "DRIP Plan"). The DRIP Plan will remain in effect following consummation of the Merger. Set forth below is a description of the principal terms of the DRIP Plan:

     Emera's DRIP Plan offers shareholders the opportunity to buy additional common shares of Emera. Any Canadian resident may purchase shares through this Plan.

     Participants of the DRIP Plan may buy common shares quarterly with cash dividends paid on shares which are registered in their name and on shares held for them in the DRIP Plan. Participants of the DRIP Plan may also buy shares with optional cash payments limited to a minimum of $25 per payment to a maximum aggregate of $5,000 per quarter.

     The price of shares purchased for a participant's account within the Plan is 100 percent of the average of the closing market prices on The Toronto Stock Exchange, for the last five trading days on which at least one hundred shares traded immediately preceding a dividend payment date.

     Full investment of cash dividends is possible under the DRIP Plan because the Plan permits fractions of shares as well as whole shares to be purchased and held for DRIP Plan participants. In addition, dividends or cash payments in respect of whole and fractional shares held in the DRIP Plan are also automatically invested in further shares.

     Participants of the DRIP Plan pay no commissions, service charges or brokerage fees for shares bought under the Plan.

     The cut-off date for optional cash payments is five business days prior to the investment date which is the same day as the dividend payment date. Total optional payments from all Plan participants in any calendar year are limited to two percent of the number of outstanding shares at the beginning of each calendar year.

     Computershare Trust Company of Canada currently acts as the Agent for the participants in the DRIP Plan. On behalf of participants, Emera will pay to the Agent all cash dividends which are to be reinvested, the Agent will then use these funds to purchase additional shares for participants


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     directly from Emera. Shares purchased under the DRIP Plan will be registered in the name of Computershare Trust or its nominee in trust for Plan participants.

     Any Canadian resident who is a registered holder of shares is eligible to join the Plan at any time. Beneficial owners of shares whose shares are not registered in their own names may participate in the Plan only if they transfer such shares into their own name or into a specific segregated registered account such as a numbered nominee account with a bank or trust company or broker. Beneficial owners of shares whose shares are held in a numbered nominee account with a bank or trust company or broker may instruct that bank, trust company or broker to enroll shares in the Plan. If a beneficial owner holds shares in more than one such account, or in such an account or accounts as well as in such owner's own name, such shares may be dealt with separately as regards the Plan. As an example, a shareholder can elect to participate in the DRIP Plan in respect of the shares held in one account but not in respect of those held in another.

     A statement is provided to Participants on a quarterly basis.

     The total number of shares issued under the DRIP Plan in 2000 was 217,219.

2.   Employee Common Share Purchase Plan

     Emera maintains an Employee Common Share Purchase Plan (the "Plan") which provides employees with an opportunity to acquire common shares of Emera. The Plan allows employees of Emera and its affiliated companies (the "Companies") to purchase Emera common shares with savings accumulated through regular payroll deductions. Purchases may also be made by making lump sum payments. All employees payments will accumulate in a Plan account.

     Set forth below is a summary of certain features of the Plan.

     All regular full-time and regular part-time employees of the Companies can join the Plan. Participants may contribute a minimum of $25 per month or a maximum of $4,000 per fiscal year. This $4,000 annual maximum does not include reinvested dividends. There are two ways to contribute to the Plan
     (1) through regular payroll deduction and/or (2) by making direct payments in the form of cash or check.

     Each of the Companies will help its employees purchase common shares by contributing to an employee's Plan account ten percent of the amount contributed by the employee. The Companies' contributions will be made at the end of the fiscal quarter.

     Shares are only registered in the name of the employee.

     Funds accumulated in a Plan account will be used to purchase Emera common shares on the last day of each of Emera's fiscal quarters. Common shares may be issued directly from Emera's treasury of 2,000,000 shares which has been reserved for employee purchases or the common shares may be acquired by Emera through open market purchases, at Emera's option.

     All administrative costs of the Plan, including any brokerage commission payable for common shares issued pursuant to the Plan, will be borne by the Companies. Plan shares are purchased quarterly, however, interest is not paid on the accumulated cash balance in Plan accounts.

     Employees who are residents of Canada are only able to have the dividends earned under this Plan used to purchase additional shares in the Plan. The


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     Companies' ten percent contribution will be added to such reinvestment dividends. Annual contribution limits do not include amounts invested by way of reinvested dividends.

     Employees who are not residents of Canada receive a dividend check and the applicable withholding tax is deducted.

     Participants receive a quarterly statement.

     The price of Emera common shares purchased through the Plan will be an average of daily high and low board lot trading prices of Emera's common shares actually traded on The Toronto Stock Exchange for the five trading days immediately preceding the purchase date. A trading day is any day when at least 100 Emera common shares are traded.

     The aggregate number of Emera common shares reserved for issuance under this Plan is currently set at a maximum of 2,000,000 common shares.

3.   Executive Stock Option Plan

     The Executive Stock Option Plan (the "Stock Option Plan") has been established as a long-term incentive program for executive officers of the Company and its affiliates. This Stock Option Plan is intended to:

     (a) encourage executive officers to acquire an increased proprietary interest in the Company and to thereby participate in the Company's future growth and development;

     (b)  attract and retain executive officers with experience and ability; and

     (c) provide an incentive to executive officers to further the development, growth and profitability of the Company, and thereby to enhance shareholder value.

     The administration of the Stock Option Plan has been delegated by the Board to the Management Resources and Compensation ("MRC") Committee. The MRC Committee may grant options and is responsible for designating which persons of the Company and its affiliates will be eligible to participate in the Stock Option Plan and for granting options. Options are granted for a maximum term of ten years. All options granted to date are exercisable on a graduated basis with up to 25 percent of the options exercisable on the first anniversary date and in further 25 percent increments on each of the second, third, and fourth anniversaries of the grant. If an option is not exercised within ten years, it expires and the optionee loses all rights thereunder. The holder of an option has no right as a Shareholder until the option is exercised and shares have been issued. The maximum number of such shares optioned to any one Executive Officer cannot exceed one percent of the issued and outstanding common shares on the date the option is granted.

     The price at which stock options may be exercised is the closing market price of the Company's common shares on The Toronto Stock Exchange on the last business day on which such shares were traded immediately preceding the effective date of the grant of an option.

     Options are non-assignable. Unless the term of an option has expired, vested options may be exercised by an optionee, or by the optionee's estate, within 24 months from the date of termination of employment or death.


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     The number of optioned shares will be appropriately adjusted in the event of any restructuring of the Company's capital stock.

4.   Medium Term Incentive Plan

     Emera introduced a Medium-Term Incentive Plan (the "MTIP") for senior management effective January 1, 1999. The administration of the MTIP has been delegated by the Board to the MRC Committee. The MTIP is designed to reward participants for increasing shareholder value.

     The MTIP has been designed such that, at the end of a four-year performance period, the value of the reward will be tied to the value of an assumed unit of $100 invested by a shareholder on January 1 of the first year of the performance period, adjusted up or down, for relative performance against comparator companies and increased operational excellence. Payment of a reward, if earned, may, at the discretion of MRC Committee, be in the form of cash, deferred share units, or shares which are purchased in the market.

     A new four-year performance period will commence every two years. This overlap is designed to encourage management to take a long-term view when making strategic decisions. The first four-year period will end December 31, 2002.

     The MTIP is designed for achievements at planned targets to provide the Named Executive Officers and senior managers with payouts ranging from 0 percent to 40 percent of base salary depending upon the position held by the individual.


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